Execution Version
                                     RBC Capital Markets, LLC
                                     200 Vesey Street, 9th Floor
                                       New York, NY 10281




May 10, 2023

Via Email: Countrymanv@sec.gov


Vanessa A. Countryman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Registration Statement on Form S-4 (Registration No. 333-268349)

To whom it may concern:

        Reference is made to the above-referenced registration statement (the Registration
Statement   ) of TLG Acquisition One Corp. (the    Issuer   ) under the
Securities Act of 1933, as
amended (the    Securities Act   ) with respect to a proposed business
combination involving a merger,
consolidation, exchange of securities, acquisition of assets, or similar transaction involving a special
purpose acquisition company and Electriq Power, Inc. (the    Target   ) (the
Transaction   ). The
Registration Statement has not yet been declared effective as of the date of this letter. RBC Capital
Markets, LLC (   RBCCM   ) has not been engaged by the Issuer or the Target
regarding the
Transaction. However, because RBCCM served as one of the Issuer   s
underwriters on its initial
public offering, RBCCM will be entitled to its portion of the back-end fee if the Transaction is consummated.

         This letter is to advise you that, effective as of May 10, 2023, our firm has (i) waived any back-end fee solely with respect to the Transaction and (ii) resigned from, or ceased or refused to act in, every capacity and relationship in which we may be described in the Registration Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or (B) for which consent is required under Section 7 of the Securities Act) with respect to the Transaction.

         Therefore, we hereby advise you and the Issuer, pursuant to Section 11(b)(1) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either
Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities
Act) will be responsible
for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of
Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.

       Please contact me at (212)301-1524 or email me at amir.emami@rbccm.com if you have any questions or require further information.




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          Sincerely,


         RBC Capital Markets, LLC


         By: __________________________________
         Name: Amir R. Emani
         Title: Managing Director




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